

January 23, 2013

Via E-mail
Robert Gudbranson
Chief Financial Officer
Invacare Corporation
One Invacare Way
P.O. Box 4028
Elyria, OH 44036

> **Re:** **Invacare Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 6, 2012**
> **File No. 001-15103**

Dear Mr. Gudbranson:

We have reviewed your response letter dated December 10, 2012 and your additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Long-Term Debt, page FS-17

1.	We note your response to prior comments 3 and 4. We are not in a position to agree with your conclusion to account for your debt extinguishment transactions as an inducement under FASB ASC 470-20-40-26. Please provide us with a summarized, quantified analysis for the fiscal years ended December 31, 2011 and 2010 which shows the total impact on your financial statements if you had accounted for the debt extinguishment transactions under FASB ASC 470-20-40-20. Also include in this analysis of the financial statement impact under ASC 470-20-40-20 a comparison with the financial statement impact of how these transactions were originally recorded under FASB ASC 470-20-40-26.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Financial Statements

Contingencies, page FS-22

2.   Further to your response to prior comment 6, please also address the following:

- Please describe for us in greater detail the impact the potential shutdown would have on existing manufacturing facilities, production lines and inventory. For example, discuss whether manufacturing facilities and production lines would be repaired, replaced or otherwise impacted. Describe whether existing inventory would be modified, scrapped or otherwise disposed of. Describe how you have assessed the fixed assets of the manufacturing facility and production lines and inventory for possible impairment.
- In reference to the three audit report steps identified in your letter, please describe, to the extent possible, the expected period of time required to complete the expected steps, whether in days, weeks, months or years. We note the statement that it is not currently possible to estimate the timing of the FDA written notifications, however please describe the timing of the third party experts review of the qualification and validation procedures.
- Please also address how you expect the matter to impact the company's liquidity.
- In MD&A in future filings, to the extent it is material, please revise your discussion of the matter to include a summary of the information in your response. Please refer to Item 303(A) of Regulation S-K.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Brian Cascio for

                                        Martin James
                                        Senior Assistant Chief Accountant